

March 22, 2012

Via E-mail
Mr. J. Michael Daniel
Vice President and Chief Accounting Officer
Bassett Furniture Industries, Incorporated
3525 Fairystone Park Highway
Bassett, VA 24055

> **Re:** **Bassett Furniture Industries, Incorporated**
> **Form 10-K**
> **Filed February 3, 2012**
> **File No. 0-209**

Dear Mr. Daniel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended November 26, 2011

Risk Factors, page 6

1. We note your disclosure on page 14 and elsewhere that you gained significant liquidity as a result of the sale of your investment in IHFC. Please revise future filings to provide a risk factor highlighting the fact that this event resulted in the Company recording positive pre-tax income and net income for the first time in five years and/or that the results of fiscal 2011 are not typical and to refer to a full discussion of operating results elsewhere in the document.

Management's Discussion and Analysis, page 13

2. Please tell us how much of the $13.5 million charge for bad debt expense relates to licensees and provide an explanation of why the $6,447,000 charge has been presented

separately on the income statement and characterized differently in MD&A. Tell us whether the licensees who received debt cancellation were current in their payments, describe their financial condition, and explain why you believed the debts cancelled were collectible. Refer to any accounting literature you considered in your analysis. Explain how you considered the presentation of the debt cancellation in the segment disclosures beginning on page 17.

Analysis of Operations, page 14

3. In future filings, please expand your discussion of the 10% increase in SG&A in 2011 and 7% increase in 2010 to disclose the number of company-owned stores added and provide more detail of how the increase in company-owned stores impacted SG&A, quantify the types of additional costs incurred, and discuss any trends and expected impacts to future operations. Since only two stores were added in 2011, you appear to be attributing the increase in SG&A in 2011 to the addition of 11 stores in 2010. To the extent an action in the current year is expected to impact future year results, please provide robust discussion and analysis of the factors and their potential impact on future operations. The MD&A in your 2010 Form 10-K discusses "right-sizing" your expense structure in the corporate retail segment and implementing cost containment measures in your wholesale segment to achieve a reduction or containment of SG&A. It does not appear to discuss a potential increase in SG&A from the stores added.

    We note that, due to the factor of the intercompany eliminations, your discussion of the retail segment results illustrates a reduction in SG&A as a percentage of revenue in your retail segment for 2011 and 2010 over the preceding years, while the increase of $8.3 million from this segment in both 2011 over 2010 and 2010 over 2009 was the primary driver in both years' increase in SG&A as a percentage of sales on a consolidated basis. It appears expanded and clarified presentation and analysis of the increase in these costs would assist an investor in understanding the business through the eyes of management.

4. On page 15, you present a table of "certain restructuring and non-recurring items." In future filings please remove the description of the items as "non-recurring," as the items presented have all recurred in the years presented and/or relate to continuing elements of your business. Please provide us with sample disclosure illustrating how you would present this in future filings. In disclosure elsewhere, please avoid describing charges as "unusual" when they have recurred over recent years or could be reasonably expected to occur in the future.

Segment Information, page 17

5. You eliminate the sales between your wholesale and retail segments as well as the embedded profit in the retail inventory for the consolidated presentation in your financial statements. Please revise the discussion of segment results in future filings to address these eliminations and the impact of inter-company sales on segment results.

6. You state on page 18 that the increase in gross margins for the wholesale segment is primarily due to lower promotional discounts and improved margins in your wood operations from reduced container freight costs. Please revise future filings to disclose the amount of promotional discounts recorded for each period presented or otherwise state whether such discounts have historically been material to your results of operations.

7. In future filings, please quantify the impact of material factors discussed, such as the impact of reduced container freight costs on your margins. Also provide discussion of any trends or expected impacts on future results.

Investment and Real Estate Segment and Other Items Affecting Net Income (Loss), page 20

8. Please provide an analysis of the $85.5 million gain from the sale of your investment in IHFC explaining the reasons you received such substantial consideration for an investment with negative book value. Address the reasons your carrying value for an investment with such a fair value would be zero. Discuss your original acquisition of the investment, how and when your investment in IHFC had been reduced to zero, how the investment remained at zero despite recent years of profitability of IHFC, the reasons you received dividends in excess of your share of the net income, and other salient points.

Receivables and Inventory, page 23

9. Given the materiality of inventories to your balance sheet and statement of cash flows, please revise future filings to quantify inventory turnover for the periods presented and to explain material variances therein.

Debt and Other Obligations, page 25

10. We note your disclosure that your new $3 million credit facility contains covenants requiring you to maintain certain key financial ratios. We also note you have $2.3 million outstanding under standby letters of credit. Please revise future filings to quantify how much is available on the credit facility for borrowing or other purposes as of the balance sheet date. To the extent that future non-compliance of any debt covenant is reasonably likely, please revise future filings to disclose and discuss the specific terms of the covenants. Your disclosures should include the required minimum/maximum ratios or amounts for each period and the actual ratios or amounts achieved. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Your discussion should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 27

11. Please expand your discussion of the impairment of long-lived assets to discuss the evaluation of retail real estate for impairment including the underlying assumptions, a discussion of the $4 million charge in 2011, the reasons there were no charges in prior years, changes in assumptions or other circumstances resulting in the current year charge, and factors or trends that could affect future results.

12. You state on page 28 that you consolidate variable interest entities (VIEs) for which you are the primary beneficiary. Please tell us and revise future filings to identify these VIEs and how you have concluded you are the primary beneficiary. It appears from your discussion on page 37 that you have concluded you are not the primary beneficiary of your licensees.

Report of Independent Registered Public Accounting Firm, page 32

13. Where the Ernst & Young report addresses reliance on the report of Dixon Hughes Goodman LLP and refers to "amounts included for International Home Furnishings Center, Inc.," please tell us whether this refers to only amounts for the two years ended November 27, 2010. Clarify whether Ernst & Young is retaining responsibility for amounts included for International Home Furnishings Center for the period from November 1, 2010, through May 2, 2011.

Note 2 – Significant Accounting Policies, page 37

14. Please revise your accounts receivable policy on page 39 to disclose the nature of your customers with whom you hold accounts receivable and to quantify what percentage of gross and net receivables is attributable to each type of customer. We note from page 6 that you have "a significant amount" of accounts receivable from your network of licensee-owned stores.

Definitive Proxy Statement on Schedule 14A filed March 12, 2012

15. Please disclose the information required by Rule 14a-21 of the Securities Exchange Act of 1934.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or, in his absence, Craig E. Slivka, Special Counsel at (20) 551-3729, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief